Translation Group Inc.
311 S Division Street
Carson City, Nevada 89703-4202

March 28, 2013

United States
Securities and Exchange Commission
Washington, DC 20549

Re:  Translation Group Inc.- Amendment No. 1 to Registration Statement on
     Form S-1
     File No. 333-185580

Dear: Catherine T. Brown

In response to your letter dated March 4, 2013 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

WE NOTE YOUR RESPONSE TO COMMENT 1 IN OUR LETTER DATED JANUARY 18, 2013. HOWEVER, WE NOTE YOU REPORTED NO REVENUE IN YOUR INCOME STATEMENT FOR THE PERIOD FROM AUGUST 28, 2012 TO OCTOBER 31, 2012 AND YOU HAVE GENERATED NOMINAL REVENUE SINCE THAT TIME. AS SUCH, THESE FACTS, COUPLED WITH A LACK OF DISCLOSURE ABOUT ANY ACTUAL OPERATIONS OTHER THAN A BUSINESS PLAN, INVESTIGATION INTO THE DEMAND FOR ONLINE TRANSLATION SERVICES, EXECUTION OF AN AGREEMENT WITH A CONTRACTING COMPANY TO PROVIDE TRANSLATION SERVICES, AND LAUNCHING OF A LIMITED WEBSITE SUGGEST THAT YOUR OPERATIONS, IF ANY, ARE NOMINAL. IN ADDITION, YOUR ONLY ASSETS CONTINUE TO CONSIST OF $5,100 IN CASH. TOGETHER, THESE FACTORS SUGGEST THAT YOU ARE A SHELL COMPANY, AS DEFINED IN RULE 405 OF REGULATION C. PLEASE DISCLOSE THE CONSEQUENCES OF THAT STATUS, SUCH AS THE RESTRICTIONS ON YOUR ABILITY TO USE REGISTRATION STATEMENTS ON FORM S-8, THE LIMITATIONS ON THE ABILITY OF YOUR SECURITY HOLDERS TO USE RULE 144 AND THE POTENTIAL REDUCED LIQUIDITY OR ILLIQUIDITY OF YOUR SECURITIES. ALSO, PLEASE ADD A RELATED RISK FACTOR.

Response: We have added following disclosure:

We are considered a "shell company" under applicable securities rules and subject to additional regulatory requirements as a result, including the inability of our shareholders to sell our shares in reliance on Rule 144 promulgated pursuant to the Securities Act of 1933, as well as our inability to register our securities on Form S-8 (an abbreviated registration process). Accordingly, investors should consider our shares to be significantly risky and illiquid investments.

Also we have added following risk factor:

Because we are currently considered a "shell company" within the meaning or Rule 12b-2 pursuant to the Securities Exchange Act of 1934, the ability of holders of our common stock to sell their shares may be limited by applicable regulations.

We are, currently, considered a "shell company" within the meaning of Rule 12b-2 pursuant to the Securities Exchange Act of 1934 and Rule 405 pursuant to the Securities Act of 1933, in that we currently have nominal operations and nominal
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assets other than cash. Accordingly, the ability of holders of our common stock to sell their shares may be limited by applicable regulations.

As a result of our classification as a "shell company", our investors are not allowed to rely on the "safe harbor" provisions of Rule 144 promulgated pursuant to the Securities Act of 1933 so as not to be considered underwriters in connection with the sale of our securities until one year from the date that we cease to be a "shell company." Additionally, as a result of our classification as a shell company:

o Investors should consider shares of our common stock to be significantly risky and illiquid investments o We may not register our securities on Form S-8 (an abbreviated form of registration statement) o Our ability to attract additional funding to sustain our operations may be limited significantly

We can provide no assurance or guarantee that we will cease to be a "shell company" and, accordingly, we can provide no assurance or guarantee that there will be a liquid market for our shares. Accordingly, investors may not be able to sell our shares and lose their investments in the Company.

COMMENT: 2

WE NOTE YOUR RESPONSE TO COMMENT 2 IN OUR LETTER DATED JANUARY 18, 2013. HOWEVER, IT STILL APPEARS THAT YOU ARE A BLANK CHECK COMPANY AS DEFINED BY RULE 419 OF REGULATION C IN VIEW OF THE FOLLOWING:

     * YOUR DISCLOSURE INDICATES YOU ARE A DEVELOPMENT STAGE COMPANY ISSUING PENNY STOCK;
     * YOU HAVE REPORTED NO REVENUE AND DISCLOSED NOMINAL REVENUE SINCE YOUR LAST BALANCE SHEET DATE;
     *    YOU HAVE NO ASSETS, EXCEPT $5,100 IN CASH;
     * YOU HAVE LIMITED OPERATIONS AND IT IS UNCLEAR WHETHER YOU WILL BE ABLE TO OPERATE WITHIN THE NEXT TWELVE MONTHS; AND
     * YOUR REGISTRATION STATEMENT CONTAINS VERY GENERAL DISCLOSURE RELATED TO THE NATURE OF YOUR BUSINESS PLAN.

IN THE ADOPTING RELEASE TO RULE 419, THE COMMISSION STATED THAT "IT WILL SCRUTINIZE REGISTERED OFFERINGS FOR ATTEMPTS TO CREATE THE APPEARANCE THAT THE REGISTRANT IS NOT A DEVELOPMENT STAGE COMPANY OR HAS A SPECIFIC BUSINESS PLAN, IN AN EFFORT TO AVOID THE APPLICATION OF RULE 419." PLEASE REVISE THE REGISTRATION STATEMENT TO COMPLY WITH RULE 419 AND PROMINENTLY DISCLOSE THAT YOU ARE A BLANK CHECK COMPANY. ALTERNATIVELY, PLEASE PROVIDE A DETAILED ANALYSIS ADDRESSING EACH OF THE ISSUES DESCRIBED ABOVE IN EXPLAINING WHY THE COMPANY IS NOT A BLANK CHECK COMPANY. ADDITIONALLY, PLEASE REVISE YOUR DISCLOSURE IN THE NEXT AMENDMENT TO YOUR REGISTRATION STATEMENT TO STATE WHETHER OR NOT YOU HAVE ANY PLANS, ARRANGEMENTS, COMMITMENTS OR UNDERSTANDINGS TO ENGAGE IN A MERGER WITH OR ACQUISITION OF ANOTHER COMPANY. YOUR SUPPLEMENTAL RESPONSE ADDRESSING THIS REQUEST IS INSUFFICIENT IN THIS REGARD

Response: As requested we provide the following analysis of why we are not a blank check company:

     1.   We have reported revenue of $1,000 to date since inception.

     2. In addition to our cash assets, we have paid $3,000 for our website development: www.translation-group.com. We have also paid $1,000 for our website server.

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     3.   We have a specific 12 month plan of operations and we have disclosed in our registration statement cover page that we have no plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

Also, we have added following disclosure in our prospectus:

We have do not have any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

RISK FACTORS, PAGE 5

6. IF WE DO NOT ATTRACT CUSTOMERS, WE WILL NOT MAKE A PROFIT ..., PAGE 6

COMMENT: 3

WE NOTE THE LAST SENTENCE OF YOUR RESPONSE TO COMMENT 19 IN OUR LETTER DATED JANUARY 18, 2013 AND NOTE THAT YOU DID NOT REVISE RISK FACTOR 6 (PREVIOUSLY RISK FACTOR 5) AS STATED IN YOUR RESPONSE. SINCE YOU INDICATE ON PAGE 14 THAT YOU HAVE EXECUTED AN AGREEMENT WITH AK NORT TRANSLATION AGENCY IN WHICH REVENUES WERE GENERATED IN JANUARY 2013, IT APPEARS THAT YOU DO HAVE CUSTOMERS THAT HAVE PURCHASED SERVICES FROM YOU. PLEASE REVISE RISK FACTOR 6 IN YOUR NEXT AMENDMENT OR TELL US WHY YOU BELIEVE NO REVISION IS NECESSARY.

Response: We have revised risk factor 6 as follows:

6. If we do not attract customers, we will not make a profit, which will ultimately result in a cessation of operations.

We currently have only one customer who purchased services from us. We have not identified any additional customers and we cannot guarantee we ever will have any additional customers. Even if we obtain additional customers, there is no guarantee that we will generate a profit. If we cannot generate a profit, we will have to suspend or cease operations. You are likely to lose your entire investment if we cannot sell our services with prices which generate a profit.

14. OUR SOLE DIRECTOR HAS NO PROFESSIONAL EXPERIENCE WITH E-COMMERCE OR ..., PAGE 7

COMMENT: 4

WE NOTE YOUR RESPONSE TO COMMENTS 8 AND 21 IN OUR LETTER DATED JANUARY 18, 2013 AND THE REVISION YOU MADE ON PAGE 7. PLEASE REVISE THIS RISK FACTOR TO SET FORTH THE RISKS TO YOUR BUSINESS AS PREVIOUSLY REQUESTED. AS CURRENTLY DRAFTED, THIS IS MERELY A STATEMENT OF FACT AND DOES NOT DESCRIBE ANY ASSOCIATED RISKS.

Response: We have revised risk factor as follows:

14. Our sole director has no professional experience with e-commerce or online sales.

Our sole director has no professional experience with e-commerce or online sales. This means that she may not be able to perform online transaction and payment processing with efficiency. She may also have difficulty with

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coordinating the future developments and improvements of our website and online marketing and advertising activities. If any of these areas of our business will be affected, our business will suffer negative consequences and loss of profit.

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 14

RESULTS OF OPERATIONS, PAGE 17

COMMENT: 5

WE NOTE THAT YOU REVISED YOUR RESULTS OF OPERATION DISCUSSION TO COVER THE PERIOD FROM INCEPTION THROUGH FEBRUARY 15, 2013. PLEASE PROVIDE AN ANALYSIS OF RESULTS OF OPERATIONS FOR EACH PERIOD PRESENTED IN YOUR FINANCIAL STATEMENTS, WHICH IS CURRENTLY FROM INCEPTION THROUGH YOUR OCTOBER 31, 2012 YEAR END. PLEASE SEPARATELY DISCUSS ANY MATERIAL EVENTS THAT OCCURRED SUBSEQUENT TO THE BALANCE SHEET DATE, SUCH AS THE FACT THAT YOU BEGAN GENERATING REVENUES IN JANUARY 2013. REFER TO ITEM 303 OF REGULATION S-K.

Response: We have provided analysis of results of operations for periods presented in our financial statements.

Please direct any further comments or questions you may have to the company's attorney:

Thomas E. Stepp
Stepp Law Corporation
15707 Rockfield Boulevard, Suite 101
Irvine, California 92618
Phone: (949) 660-9700
Fax: (949) 660-9010
tes@stepplawgroup.com

Thank you.

Sincerely,


/s/ Kamilya Kucherova
-------------------------------
Kamilya Kucherova

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